Exhibit 99.1

Marti Technologies, Inc. Appoints New Chief Financial Officer

Istanbul, Türkiye, May 17, 2024 -(BUSINESS WIRE)- Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, today announced that it has appointed Oguz Erkan as its new Chief Financial Officer (“CFO”), effective May 17, 2024. Oguz Erkan replaces the Company’s former CFO, Cem Yasar Ozey.

“We welcome Oguz Erkan as Marti’s new CFO. Oguz is an experienced finance executive, having led the finance departments of the Turkish subsidiaries of US publicly listed companies. He brings his knowledge of managing the finances of companies at scale, at a period when Marti is focused on scaling its business by introducing new services and growing its existing services. Oguz has a track record of dedication to completing multi-year operational improvement and shareholder value creation projects that we believe will benefit the Company,” said Oguz Alper Oktem, Marti’s CEO. “We thank Cem Yasar Ozey for his contributions to Marti during his tenure as CFO. He worked tirelessly for the Company during our first year as a US public company, building the foundations of our finance function that will serve us well in future years. We wish him success in his future endeavours.”

Mr. Ozey said, “I thank the Marti team for the opportunity to work together, and enabling me to contribute to building the Company’s finance function in its first year as a public company. I am confident in the abilities of our finance department to continue contributing towards fulfilling the future strategic objectives of the Company years into the future, led by the Company’s new CFO, Oguz Erkan.”

Oguz Erkan has an extensive 22-year career holding prominent roles in finance, strategy, and project management across various industries. Preceding his appointment at Marti, he served as the Country CFO of GlaxoSmithKline ("GSK") Türkiye, a global biopharmaceutical corporation, since July 2019. Prior to that time, Mr. Erkan held the position of Country CFO at GSK Consumer Healthcare Türkiye (now Haleon) from March 2017 to July 2019, and served as the Regional Supply Chain Finance Director at GSK MEA&CIS&Russia from April 2015 to March 2017. Between June 2006 and April 2015, he held various other positions at GSK with increasing responsibilities such as Pricing, SAP Implementation and CEO of the Strategy Group in global headquarters. From August 2002 until June 2006, he had various finance roles in Arçelik-Beko, a global home appliances corporation. Known for his adept leadership in managing diverse teams across international boundaries and navigating complex organizational structures, Mr. Erkan possesses a comprehensive understanding of finance across multiple sectors. He earned his Bachelor of Arts degree in Business Administration from Koç University and an Executive MBA also from Koç University.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements:

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the Chief Financial Officer Transition and the Company’s expectation with respect to future performance and the timing of occurrence related to any of the foregoing. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech